Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated April 8, 2014

Relating to Preliminary Prospectus Dated April 4, 2014

Registration No. 333-194306

This free writing prospectus relates to the initial public offering of shares of Class A common stock of Moelis & Company and should be read together with the preliminary prospectus dated April 4, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our Class A common stock. On April 8, 2014, Moelis & Company filed Amendment No. 4 to the Registration Statement on Form S-1 relating to this offering of our Class A common stock (“Amendment No. 4”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1596967/000104746914003530/a2219569zs-1a.htm

The words “Company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

The following information is set forth in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus.

Preliminary Financial Results for the Quarter Ended March 31, 2014

The following information reflects our preliminary expectations of our financial results for the quarter ended March 31, 2014, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results for the quarter ended March 31, 2014 primarily because our financial closing procedures for this period are not yet complete. As a result, our final results upon completion of our closing procedures may vary from the preliminary results provided below. For instance, we have not finalized and completed our review of certain account reconciliations and accruals, or prepared notes to our financial information.

We expect to report revenues of between $113.0 million and $115.0 million for the quarter ended March 31, 2014, compared to $59.8 million for the quarter ended March 31, 2013. We also expect to report income before income taxes of between $21.0 million and $23.0 million for the quarter ended March 31, 2014, compared to $0.7 million for the quarter ended March 31, 2013. An increased number of clients contributed to our revenue growth, and during the first quarter of 2014, we earned revenues from approximately 110 clients (24 of which paid fees equal to or greater than $1 million) as compared with 97 clients (20 of which paid fees equal to or greater than $1 million) during the same period in 2013. In the first quarter of 2014, global completed M&A volume was roughly flat from the first quarter of 2013, and the number of global completed M&A transactions was 16% lower than in the first quarter of 2013.

The preliminary financial information included in this prospectus reflects management’s estimates based solely upon information available to us as of the date of this prospectus and is the responsibility of management. The preliminary financial results presented above are not a comprehensive statement of our financial results for the quarter ended March 31, 2014, and we have not presented a range of our expected net income. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte & Touche LLP. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the quarter ended March 31, 2014 will not be available until after this offering is completed and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Additionally, our revenues and income before tax can fluctuate materially depending on the number and size of completed transactions on which we advised and other factors. Accordingly, the revenues and income before tax in any particular period may not be indicative of future results. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Moelis & Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Moelis & Company has filed with the SEC for more complete information about Moelis & Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, Phone: (866) 471-2526, Prospectus-ny@ny.email.gs.com or from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone: 866-718-1649, email: prospectus@morganstanley.com.